 Republic

Company Name	Youcanevent
Logo	
Headline	Community-driven platform with everything you need to create events

**Cover
photo**



Hero Image


18:46
youcanevent.com
youcan
Relax.
We have
everything
you need for
your event.
Youcan.
Hello!
Welcome to Youcanevent!
I can help organizing an event
by suggesting event packages
or event services.
Type your text here
Try voice
Send

Tags

Community, Apps, B2B

Pitch text

Summary

- 5,000+ users in San Francisco Bay Area
- 10,000 event services from over 400 vendors for booking in the Bay Area
- $690K+ in transactions to date
- Stready revenue stream from 18% commission fee on transactions
- Tapping into the $300B+ event planning industry in the U.S.
- 8 in every 10 customers return for a second event, customer LTV > 12 months
- Trusted by major companies & vendors such as Microsoft & Deutsche Bank

Problem

Event planning is stuck offline

There's no single platform that meets the needs of an event organizer. Finding and booking all the event services you need for an event like venues, caterers, photographers, AV, furniture, staffing in one single place is difficult and stressful.
Furthermore, the negotiation process is a nightmare, requiring hundreds of emails, read PDFs, over-explain dozens of times what you want to do, which results in days, weeks, even months of wasted time that you can't get back.

The solutions that currently exist focus on providing only one vertical of services (e.g. venues), with a lack of pricing transparency, and archaic booking processes.

On the other hand, you have miscellaneous online marketplaces where you can book plumbers, personal trainers, and also caterers or decorators.

None of the available services position themselves as an event brand, and none provide an exceptional experience tailored for event organizers, with all the event services needed for the 85 million business events happening in America every year.


I NEED FIND A PHOTOGRAPHER URGENTLY FOR THE EVENT
Do YOU KNOW A GUY?
HI!
-WHAT TYPE OF FOOD DO YOU WANT?
-WHAT IS YOUR BUDGET?
$1269
$??
5.000
$15.000
2.000
20.000
NONE
3.000
NO
DO YOU KNOW THIS SELLER?


IT'S CHEAP!!
I NEED HELP! CAN YOU BE VOLUNTEER FOR THE DAY OF THE EVENT?
FINALLY IT'S OVER!

Solution

Creating events is now insanely easy

Youcanevent is a community-driven marketplace with **everything you need for your event, from start to the end**.



Event packages
Voice search and negotiation
Discovering services by yourself
Organize an event in less than seconds.

youcan
Catering
Venues
Photographers
Furniture
Staffing
Decoration
Entertainment
Beverages
AV
Videographers

Youcanevent makes it simple to organize and host a corporate or business event.


youcanevent.com
Relax.
We have everything you need for your event.
Youcan.
Type your text here
Try voice
1. Find event services or packages
2. Book online with pricing transparency
3. Streamlined operations for your event
4. Enjoy the event with an event assistant onsite
5. Engage with your community with amazing content

1. Get help with our voice or text assistant OR book any event service in real-time with dynamic pricing technology, and pre-created event packages
2. Get assigned an event assistant onsite to help you during the event
3. Vendors get the order notification and keep the customer updated through the field operations portal
4. Enjoy your event with the help of our event assistant
5. Engage your attendees with all the content created during the event through our community portal



Onsite event assistant
Offered in all bookings
youcanevent.com
youcan
Event Helpers

Field operations
Streamlines your event logistics
youcanevent.com
youcan
Field Operations
In real-time updates
Post updates...
hi
Hey guys please make sure you arrive at 5:30pm tonight
Catering just arrived
Event assistant just arrived
Hi guys don't forget to arrive at 5

Community engagement
With exceptional content
youcanevent.com
youcan
EVENTS HAPPENING
Nutjarin G.
INNOVATION AND GROWTH STARTS HERE

youcan
Networking events
Fireside chats
Mixers
Conferences
Meetups
Happy hours
Corporate parties
Office parties

Our mobile-first designed platform provides an AI assistant (called Captain Y), that through voice or text can find you any kind of service you need, suggest event packages, and even negotiate prices.



You can also navigate the platform on your own and search your needs by event category, type of service, or event package suggestion.



Our core focus is to remove the friction in the negotiation between the event organizer and the vendor, by providing cutting edge pricing technology that adapts to any customer request according to the day, time, location, type, description, number of attendees, and agenda of the event.



For more experienced event creators we have our huge online inventory of **more than 10,000 event services** waiting to be discovered through a user-friendly interface.

On top of that customers love our product because we offer four key differentiators that help create an exceptional experience:

1. Exclusive and premium services

Find Youcanevent exclusive and premium services to set apart your event or in real life experience set. Special prices only for members.



2. Field Operations Portal - removes the operational and logistics hassle

The Field Operations technology is a portal that streamlines the logistics during the event experience. Manage all services with real-life tracking of deliveries, within a communication channel that notifies in real-time all recipients involved in the event.



The Field Operations technology is a portal that streamlines the logistics during the event experience. Manage all services with real-life tracking of deliveries, within a communication channel that notifies in real-time all recipients involved in the event.

3. Event assistant onsite - to give you the help, calmness, and support during the event

We send an actual person to your event to:

(1) Validate the delivery and quality of everything booked



(2) Record videos of the event and provide access to those videos afterward, through the Youcanevent community portal, allowing the event organizer to invite all the attendees and engage in a post-event experience (please see the topic community to understand in detail).

4. Community - for an exceptional post-event experience

We help you build a loyal community with exceptional post-event experiences.

All the event assistants sent onsite take pictures and video footages that are later edited and shared with the event organizer, vendors, event assistant, and attendees for engagement.

All the content follows the purpose of the event experience, and helps the event organizer perfect the story telling with content that supports hers or his vision.

Around 40% to 60% of content curated on social media comes from events and in real life experiences. More than 1.5 billion people attended business to business events in 2018, translating into more than $1 Trillion spent in event services.

The Community is meant to convert these 1.5 billion attendees into the Youcanevent platform and allow our event organizers to engage in exceptional post-event experiences.

In the future, people will connect through Youcanevent to discover the best experiences, visualize what type of events are being organized around them or in selected venues, and get inspired by like-minded people.

You can view some video examples here:

After being recorded the videos are uploaded to the Youcanevent cloud and automatically edited by our software, without any manual editing.


Events from our community
From offline to online, more than 30,000 hours of content
The maestros
Watch
Y combinator
Watch
LinkedIn leaders
Watch
Meditation event
Watch
C suite network
Watch
Youcanevent VR meetup
Watch
Networking event
Watch

Product

Youcanevent is the best partner for venues, vendors, and freelancers in the event industry

Since the beginning Youcanevent has created a culture of being a vendors-first platform, meaning that we are obsessed with developing the best technology, tools, and content to build the best business in the event industry.

We offer a complete stack with everything needed to run your business in the event industry.

Either for sales coming from Youcanevent, or sales coming from outside of the Youcanevent platform, event service providers like venues, caterers, photographers and many more, have now a free tool available to run their business 365 days a year.

By making our software open-source, we expect to grow the number of transactions (dollars spent through our system), by 30% to 50% more, aligning completely with the vision of becoming the hub of the $300B transactions spent in the event industry in the United States annually.

We've named this initiative with dozens of Bay Area venues the White Label partnership.

Some of vendors and partners include





white label partnership
Run your business 365 on youcanevent.com

BIG Oakland Events
the white label partnership
Allows any vendor or freelancer to customize the whole Youcanevent software with their branding and use it 360 for all of their customers.


the white label partnership
Provides a robust dashboard to manage your business with bookings calendar, inventory system,
field operations portal to streamline operations, and
financial analysis of your sales.
$3,532
379





the white label partnership
Includes the installment of the Youcanevent community sign, to show that you are aligned with our mission of connecting the world through celebration.
This will bring engagement with your service, and show that you work together with Youcanevent.
906.World
Life is a Celebration

Traction

$690K+ in transactions to date

Youcanevent has grown by 1105+ users in the last year. With that, we've received more than half a million dollars ($690K+) paid through the marketplace.



Month



Antonio Trincao, Co-founder & CEO on a TV Show

Customers

Trusted by event organizers from major companies

Hundreds of event organizers from trusted brands like Microsoft, Deutsche Bank, Stanford GSB, TomTom, and many more have been highly satisfied with their experiences at Youcanevent, returning more than 12 times to use our platform.

Youcanevent facilitated hundreds of business to business events in cities like San Jose, San Francisco, Palo Alto, Oakland, Los Angeles, Austin, Boston, Atlanta, Chicago, New York City, Portland and many more.

Our clients have praised our reliability, helpfulness, and stress-relief.

Trusted by event organizers from



Microsoft pipedrive TriNet STANFORD BUSINESS GRADUATE SCHOOL OF COVO WORK. LIFE. BALANCED.

Deutsche Bank REALTYSHARES W&R GROWTH MARKETING CONFERENCE TEDx

Our customers rated Youcanevent service with 4.9 in 5 ★★★★★

Hailey **built a marketing community**

Learn more about her story





Cindy and Nipun

were looking for **a videographer and catering**

Learn more about their story

Michael didn't know where to find a **bartender and furniture**

Read more about his story



More testimonials

Business Model

Offering competitive pricing with minimal fees

Youcanevent is becoming the hub for this $300B spent in event services annually in the US, by reshaping the behavior of event planning and providing exceptional experience, support, and guidance for our customers.

Our primary funding **comes from an 18% fee paid by the customer** every time we receive a transaction. We've already received more than $.5M in transaction fees to date.

Most players in the market charge 20%, 25% or even 40% fees just for production fees.

Market

Bringing better events to the Bay Area, then the world

In 2012, more than 18M corporate events were organized in the US alone. Since then, the numbers have grown by 25% to 85M events being organized in 2019 in the US, with more than $300B spent in corporate and business event services every year in the United States.



In particular, there's been a big boom in tech and startup events. In fact, 47% of leadership in tech companies believes that in-person events are a critical part of their company.

The shift to from looking at events as an "In Real Life" experiences, that helps increase grow your brand exposure, earn market credibility, and cultivate a purpose-driven strategy in your industry, has led to 40 to 60% of the content curated on social media coming straight from In Real Life experiences., This has contributed to events happening at a higher frequency, more than ever.

Our current business model focuses on Bay Area customers. This is in part due to the fact that the world's biggest tech companies are headquartered here, creating an $8B event industry. We've also identified over 120K local event managers, marketing managers, office managers, co-working spaces, and venues making the Bay Area an ideal market to launch and grow Youcanevent. Our goal is to build on this market to eventually tap into the growing $300B event market nationwide.

Focus on scaling to 1000 bookings



Co-working spaces
Office managers
Marketing managers
Human resources
Community manager
Event manager
Event operations
From the tech and startup world
Team lunches
Office parties
Networking events
Mixers
Fireside chats
Panels
Small conferences
Satellite events
Average 10 to 100 attendees

200 x 5 x $1,846
=
$1,9MM
monthly gross revenue

Future growth opportunity in the Bay Area

25,500 x 5 x $1,846 = **$235MM** monthly gross revenue

Competition

From URL to IRL, Youcanevent uniquely delivers online and in person

Unlike our competitors, Youcanevent provides a complete offering of services both online and in person.

	Thumbtack	Yelp	Peerspace	youcan
Seamless Booking & Payment	✓	x	✓	✓
Industry focus	x	x	✓	✓
On site assistance	x	x	x	✓
Pricing transparency	x	x	✓	✓
Inventory variety	x	✓	x	✓
Help in building community	x	x	x	✓
Streamlining operations	x	x	x	✓

Vision

Beyond the Bay Area scaling nation-wide and globally

Our goal of **$500K** will help to establish our leadership in the event planning market in the Bay Area. From there, we plan to grow our bookings to receive **1K+ bookings a month.** This will provide us with an 18 months runway we need to **expand beyond the Bay Area and to raise our Series A funding round** to reach other major cities in the US.


Our ask
$500K
SEED
Dec 19
$270K
Growth,
Mkt,
Sales
$130K
Product
$100K
Ops, legal,
buffer
1000
Monthly bookings
$1,9MM
Monthly
Gross Revenue
June 2020
investing in

Our vision is purpose-driven



Our vision is to **connect the world through celebration**, and bring humans together through amazing events and in real life experiences. We firmly believe that the future holds a trend where humans will connect more and more in real life, by propagating their ideas, visions, and beliefs through offline gatherings all over the world.

We are actively promoting philanthropic initiatives to help people through celebration.

Two years ago, in partnership with Hard Rock Cafe we held a surprising event with one of the biggest charity institutions in Europe that serves more than 100 million meals to homeless people.

Last year we launched a song on Spotify, iTunes, and Amazon Music where all the funds made through the song would help homeless people in the city of San Francisco


FOLLOW
PURPOSE
By Youcanevent
Purpose by Youcanevent
BY YOUCANEVENT
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02. Skin health, internal health and Radiant Retr...
Purpose by Youcanevent
The Youcanevent podcast "Purpose" is tailored to support, teach, and share knowledge on how to live...
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01. How do we change? Belief systems, awaren...
02. Skin health, internal health and Radiant Retreats
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World Wide Celebration
Single by Antonio Trincao, Youcanevent • 2018
SHUFFLE PLAY
World Wide Celebration
April 20, 2018
Antonio Trincao
Youcanevent
02. Skin health, internal health and Radiant Retreats
Devices Available
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Investors

$235K raised up to date, with an amazing roster of advisors and angel investors

Founders



Andrius

Sperque, Co-founder & Co CTO (left), Antonio Trincao, Co-founder & CEO (right)

Our team has the right ingredients to execute the vision of becoming the global category leader in the event industry.

Andrius, our Co-founder and CTO, has strong technological expertise after working several years in the Research and Development department at Samsung in Sao Paulo, Brazil. He was one of the lead software engineers who developed Samsung Pay, a complex payment system that transacted more than R$1B (one billion Brazilian reals), and was covered in all major media magazines and TV shows in Brazil such as TV Globo.

Antonio, our Co-founder and CEO comes from a non-profit musical group background from the college that he attended in Portugal, called Azeituna. There they've learned how to create million-dollar event experiences and performances for thousands of people, with no money.

There they've developed how to manage an organization of more than 20 years of existence with 100 artists and music players, how to raise sponsorships from corporate partners and governmental institutions, how to plan international tours in theaters, street performances, and coordinate complex logistics such as traveling, transportation, sound raiders, and more.

Antonio Trincao, Co-founder & CEO, doing a stage performance

Some of the theaters Youcanevent founders have played

The non-profit institution - Azeituna, they belong too

Experiences

After dropping out of college and starting the journey of building Youcanevent.com, the co-founders decided to pursue several programs that would teach them to become better supplemented with knowledge, experience, and expertise in building a fast-growing technology company driven with a purpose.

Experiences include Sequoia Labs at Stanford CS by Sequoia Capital, where in partnership with the Stanford CS TAs, provides unique industry perspectives, company building insights and access to networking opportunities that will enhance your ability to affect change at work and build the companies of tomorrow.

From Apple and Google to Airbnb and WhatsApp, the Sequoia team has been building market leaders for 45 years. We feel privileged to put that experience of working with companies from idea to IPO and beyond to work in Sequoia Labs.

Y Combinator Startup School is a free 10-week online course for Startups, that teaches and shares lessons from YC partners and startup founders in all categories of building a startup.

All the lessons are filmed at the YC office in San Francisco, with events that allow founders to network and meet YC partners that enhance the ability to grow a startup.

Blue Startups Accelerator is a 3-month accelerator program based in Honolulu, Hawaii and San Francisco, CA founded by Henk Rogers the founder of the most played game of all time Tetris.

The program was created to support international founders looking to expand into the United States market and bridge the expansion for the Asian market.

Startups accepted in the program receive funding of $25,000 that helps to set the team, incorporate the company in America, and start getting the first signs of traction.

Team

 Antonio Trincao   Co-founder & CEO

 Andrius Sperque   Co-founder & CTO

 Edimar Cardoso   Full stack developer and DevOps

 Willian Emboava   Lead front end Engineer

 Joao Bassinello   Software Architect

 Mariana Martin   Design and Operations

 Leonardo Terrao   Java Developer

Perks

$250	An "investor" badge on Youcanevent.com profile A personalized link to promote Youcanevent.com through your friends and family
$1,000	Be the first to know Youcanevent next features Participate in user testing sessions for Youcanevent's newest features
$5,000	5% discount on all bookings on Youcanevent up to 2 years Appreciation on Youcanevent.com website
$10,000	Special thanks on an episode of our podcast "Purpose by Youcanevent" live One hour free consultation with the Co-founder & CEO Antonio to help plan your next event Personalized thank you postcard written by the CEO
$25,000	Added to LinkedIn as a Youcanevent Angel Investor Invitation to attend one investor update call One complete kit of Youcanevent Angel Investor merchandising Quarterly e-mail update from Founder Q&A, AMA, or interview with the founders Meeting the founders in person
$50,000	Mention On Youcanevent.com Website Including Photo and Bio Weekly reports of Youcanevent business performance 1 year mention in the podcast Purpose Have your name engraved on the exterior and interior of our office in Silicon Valley Offering a photographer + videographer for your next event
$100,000	Event experience for up to 20 people with catering, bartender, videographer included up to $10,000 Participate on one episode of our podcast "Purpose by Youcanevent" with 5,000+ reach Dedicated song written by the co-founder and CEO Antonio Trincao 1-hour consultation with advisor David Meltzer for business coaching 1-hour consultation with advisor Chris Yeh for business coaching One Virtual Reality layout for your next event

FAQ

What industry do we currently serve?

Currently, our core focus is the business events industry which represents more than $300B in annual spend in the United States.

Our vision is to make the Youcan branding flexible, and versatile and later on branch for other industry sectors by positioning as Youcan marry, or Youcan play (for kids), Youcan dance (for night life) and so on.

We believe that to differentiate our company from all the players in the industry we need to focus first on what we are the best, which is purpose-driven events.

Ideally, before scaling to other industry sectors we should accomplish the 1 million events per month, which according to our average booking sale would give $1,9B on monthly gross revenue.

Do we provide services to weddings?

Currently, our core focus is the business events industry which represents more than $300B in annual spend in the United States.
Our vision is to make the Youcan branding flexible, and versatile and later on branch for other industry sectors by positioning as Youcan marry, or Youcan play (for kids), Youcan dance (for night life) and so on.

We believe that to differentiate our company from all the players in the industry we need to focus first on what we are the best, which is purpose-driven events.

Ideally, before scaling to other industry sectors we should accomplish the 1 million events per month, which according to our average booking sale would give $1,9B on monthly gross revenue.

What's our business model?

Our **primary business model** comes from an 18% fee paid by the customer every time we receive a transaction. We've already received more than $.5M in transactions to date.

This means that when a vendor is listing an event service on Youcanevent.com we mark up our commission on top of the vendor price: **e.g.** $1,000 + 18%, and the customer sees the final price: **e.g.** $1,180.

The commission fee includes all the offered key differentiators plus a heavy background check on all the vendors listed on Youcanevent.com, to ensure excellence and quality in all the services provided.

Most players in the market charge 20%, 25% or even 40% fees just for production fees.

Who's your targeted customer?

We are focusing on event organizers or teams from tech companies organizing purpose-driven events.

Purpose-driven events are events that align a strong sense of purpose plus community building.

Networking events, fire-side chats, mixers, panels, small conferences, meditative sessions, office parties, are just some of the examples.

Ideally our customer doesn't have any experience in organizing an event OR lacks amount of time to try old and existing solutions for event planning such as:
- Searching on the web
- Calling friends asking for help

How much money have you guys raised?

We've raised $235,000 until now from prestigious angel investors and one small seed fund.
All the information regarding to these investors are available on the Republic Campaign page.

How does it work Youcanevent.com?

1. Sign up for Youcanevent;
2. Get help with our voice or text assistant OR Book any event service in real-time with dynamic pricing technology, and pre-created event packages;
3. Get assigned an event assistant onsite to help you during the event
4. Vendors get the order notification and keep the customer updated through the field operations portal;
5. Enjoy your event with the help of our event assistant
6. Engage your attendees with all the content created during the event through our community portal

What are the key differentiators for a customer?

Exclusive and premium services

Elegantly, find Youcanevent exclusive and premium services to make your event or in real life experience set apart, always with special prices only for members.

The Field Operations Technology

The Field Operations technology is a portal that streamlines the logistics during the event experience. Manage all services with real-life tracking of deliveries, within a communication channel that notifies in real-time all recipients involved in the event.

Event assistant onsite

We send an actual person to your event to:
(1) Validate the delivery and quality of everything booked
(2) Record videos of the event and provide access to those videos afterward, through the Youcanevent community portal, allowing the event organizer to invite all the attendees and engage in a post-event experience (please see the topic community to understand in detail).

Community

We help you build a loyal community with exceptional post-event experiences.
All the event assistants sent onsite take pictures and video footages that are later edited and shared with the event organizer, vendors, event assistant, and attendees for engagement.

What about the big size events, like Conferences or Trade Shows?

This is not currently the area of focus of Youcanevent since we are focused on serving the greater part of the chunk which is the smaller size events (attendee range from 10 to 200 people).

Although, we love to share with our investors our long-term vision.

We've had some leads for bigger events that we've converted into customers by using an internal feature on our platform that allows you to visualize an event layout in Virtual Reality, with or without headsets on your phone, laptop, or iPad.

This operates as a great tool to help you raise sponsorships, understand with 100% accuracy how much money you will spend, and what are the services you will need to buy for the layout that you are seeing.

At the current stage, we are not focused on promoting this feature, neither target this type of customer, but oftentimes we've found event leads that were exciting from the financial perspective, and fitted in the available event layouts, without any abnormal logistic effort.

One of our most exciting customer use cases, features a young Chinese Entrepreneur, based in Silicon Valley that because of having the Youcanevent VR layout of his event, was able to raise $100,000 in sponsorships in just 4 days, majorly because of the ability to show to their sponsors how their branding would be exposed (logos, banners, flyers etc) in the whole conference experience.

The long term vision of this feature in 3 to 5 years from now, is allowing anyone to organize a multi-million dollar conference in less than minutes and raise sponsorships within days.

https://www.youtube.com/watch?v=xB3G-U9fDuM

Watch the video for the Growth Marketing Conference that converted sponsors like Intercom

https://www.youtube.com/watch?v=P9-0utb0cEo

Additional event layouts in VR that are suggested to our customers
https://www.youtube.com/watch?v=FZvneJzwKyA
https://www.youtube.com/watch?v=YS-LCnnoY10&t
https://www.youtube.com/watch?v=5NcDDPYtfKU&t
https://www.youtube.com/watch?v=IB7zlc1l7lo

How do you want to become differentiated in the market?	We want the biggest event community globally and use the content that is recorded during the event experiences as the main catalyst for user engagement and growth, and also bring Virtual Reality for the creative part of visualizing event layouts in less than seconds in your phone, laptop, or tablet, with the ability to order all of them online through the platform.
What's your average sale?	Our average sale is at $1,846, and we make usually a profit of 18% -> $332. The average sale can include just one service booked (**e.g.** venues), or multiple services (**e.g.** plates, photographers, decorators, entertainers etc).
What are the most booked services on Youcanevent.com?	Our most booked services are: - Videographers - Security guards - Catering - Furniture - AV - Venues
What are the most common events organized through Youcanevent.com?	The most common events organized through Youcanevent.com are: - Networking events - Fire-side chats - Meditation events - Small conferences - Mixers - Product launches You can look at some of our roster of events online through our comunity portal youcanevent.com/community or down below. Meditation event at the 906 - https://www.youtube.com/watch?v=kDATLDZdfEg Lyft and cowboy ventures - https://www.youtube.com/watch?v=l1vZeG8nJCg

How to set goals YC - https://www.youtube.com/watch?v=3Oz6Q0Ey6CI
Grishin Robotics - https://www.youtube.com/watch?v=bhYyjEaoJmU&t
C-Suite - https://www.youtube.com/watch?v=9EBoU0nLZ3E&t
Blast Pro Series - https://www.youtube.com/watch?v=8bfw83LDgak
Chris Yeh Watch party - https://www.youtube.com/watch?v=rIIIuCE9H5Q&t
Chinese new year party - https://www.youtube.com/watch?v=rYCagJUJkjA
The Maestros Latino Leaders - https://www.youtube.com/watch?v=681Il8vALEY
Consumer Tech Night Sand Hill Road - https://www.youtube.com/watch?v=fepqsv4rdm0&t
Ivan Kupala - https://www.youtube.com/watch?v=qtVTLugAXHw

RSA conf - https://www.youtube.com/watch?v=gjr9hnIUH8c&t=89s
Bay Angels - https://www.youtube.com/watch?v=onvA-EBb5po
Pride Parade - https://www.youtube.com/watch?v=sJaDB_yx-a0
AWS recap https://www.youtube.com/watch?v=Q2N4Gs38ck4
Legendary Happy Hour - https://www.youtube.com/watch?v=LzfFou5V2iY
Meet the VC - https://www.youtube.com/watch?v=maODy_fCUVY
Token Galaxy https://www.youtube.com/watch?v=xB3G-U9fDuM&t
Microsoft event https://www.youtube.com/watch?v=AjCAS2JvZ4Y
Temple https://www.youtube.com/watch?v=M03mBrjQ3HQ
Google tech night https://www.youtube.com/watch?v=0X_fTZrzCp4&t
Habits of disruptive leaders Poppin - https://www.youtube.com/watch?v=hA3ot8wgiCI
Jewish event in Los Angeles - https://www.youtube.com/watch?v=7l81S0qNoxY
Bordalo Trashedy - https://www.youtube.com/watch?v=z9FPjY5-jQE

Addressing the Elephant in Tech - https://www.youtube.com/watch?v=d8Ug6dkG5mo
How to use events to grow your brand - https://www.youtube.com/watch?v=urLBNOd0nV0&t
Nasdaq Center event - https://www.youtube.com/watch?v=_JBk8eLfRds
TechMeetups at WeWork https://www.youtube.com/watch?v=Phr7i-OuCQc

**How do I earn a
return?**

We are using the Republic's Crowd SAFE security. Learn how this translates into a return on
investment here.

Is Youcanevent scalable?

Yes Youcanevent.com it's 100% scalable, and ready to execute globally.
We've decomposed the event process in 3 parts to ensure that event creators have the best experience possible, supplemented with technology and automation.

First, the smart pricing technology quickly adapts to the customer request and provides pricing in real-time to the customer.

Second, widest inventory online makes it extremely easy for a customer to find exactly what they need.

Third, the Field Operations portal streamlines the whole operations during the day of the event, by centralizing all the vendors, event assistants and customers in one place within real-time notifications.

Fourth, we offer an event assistant to help onsite during the event which becomes our eyes and ears on the ground.

Fifth we create video footages that are used for the analysis of the event, services provided, and attendee satisfaction.